FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”or “Crosshair”)
1240 –1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

August 7, 2008.

ITEM 3:	News Releases

A news release was issued on August 11, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company announced the results of the updated independent NI 43-101 resource estimate on the C Zone and two new areas at its Central Mineral Belt (CMB) Uranium Project in Labrador.

ITEM 5:	Full Description of Material Change

The Company announced the results of the updated independent NI 43-101 resource estimate on the C Zone and two new areas at its Central Mineral Belt (CMB) Uranium Project in Labrador.

The updated estimates include an indicated resource of 5.19 million pounds of uranium (U3O8) and additional inferred resources of 5.82 million pounds of U3O8 (see below for tonnage and grade details). The indicated resource is contained wholly within the Upper C Zone, while the inferred resource estimate includes resources from the Lower C Zone (1.60 million pounds), Area 1 (0.48 million pounds), and Armstrong (0.90 million pounds).

In addition to increasing the uranium resource, the vanadium resource has also been significantly increased to 11.75 million pounds of vanadium (V2O5) in the indicated category and an additional 15.81 million pounds of V2O5 in the inferred category. It should be noted that the vanadium resource estimate only includes vanadium mineralization contained within the limits of the currently defined uranium resource. Management believes the uranium resource sits within the boundaries of a much larger vanadium deposit. The Company will plan a drill program to test the outer boundaries of the vanadium deposit in 2009.

The C Zone is divided into two distinct mineralized systems, the Upper C Zone and the Lower C Zone. At this point, no economic evaluations have been done on the project and as a result, a wide variety of U3O8 cut-off grades are presented. For the Upper C Zone, Armstrong and Area 1 resource estimates, a 0.015 % U3O8 cut-off is considered appropriate for the location and cost profile that can be expected for open pit mining in Labrador, while the 0.035% U3O8 cut-off used for the Lower C Zone estimate is considered appropriate for an underground operation. These cut-offs were used to report the mineral resources stated above.

Upper C Zone

The Upper C Zone, which hosts polymetallic structurally controlled mineralization, is the most advanced uranium target on the property and has been intersected along strike for 1300 metres (m) and 420 m down dip and remains open in all directions.

INDICATED RESOURCE - UPPER C ZONE

U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	10,420,000	0.027	0.073	6.16	16.8
0.015	6,920,000	0.034	0.077	5.13	11.71
0.020	4,730,000	0.041	0.080	4.31	8.32
0.030	2,370,000	0.057	0.085	2.98	4.44
0.040	1,390,000	0.073	0.086	2.24	2.63
0.050	940,000	0.086	0.085	1.79	1.75

INFERRED RESOURCE - UPPER C ZONE

U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	8,390,000	0.020	0.086	3.67	15.9
0.015	5,320,000	0.024	0.100	2.84	11.7
0.020	3,570,000	0.027	0.107	2.14	8.44
0.030	410,000	0.042	0.110	0.38	1.00
0.040	170,000	0.053	0.122	0.19	0.46
0.050	71,400	0.062	0.129	0.10	0.21

Lower C Zone

The Lower C Zone hosts unconformity style mineralization in a sandstone package lying sub- parallel to the Upper C Zone. A higher cutoff was applied for the Lower C Zone since the depth of the mineralization precludes open pit extraction. The Zone, which was not targeted in the 2007/2008 drill program, remains open for expansion in all directions.

INFERRED RESOURCE - LOWER C ZONE

U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.030	1,730,000	0.047	0.056	1.79	2.14
0.035	1,450,000	0.050	0.058	1.60	1.85
0.040	990,000	0.055	0.062	1.20	1.35
0.050	560,000	0.063	0.068	0.78	0.84
0.060	290,000	0.072	0.077	0.46	0.49

Area 1 / Trout Pond

The Trout Pond Zone, which is situated within Area 1, is located 1.5 kilometres (km) southwest of the C Zone. The geological setting and style of mineralization strongly resemble that of the C Zone and it is believed that Area 1, along Armstrong and the C Zone, forms part of a 4.5 km long mineralized corridor Uranium mineralization at Area 1 has been intersected along a 600 m strike length, including the currently defined 250 m long Trout Pond Zone, which remains open for expansion.

INFERRED RESOURCE - TROUT POND

U3O8 Cutoff Tonnes > Cutoff		Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	415,322	0.053	0.112	0.49	1.03
0.015	399,014	0.055	0.114	0.48	1.00
0.020	380,056	0.057	0.115	0.48	0.96
0.030	321,690	0.063	0.119	0.45	0.84
0.040	248,119	0.071	0.119	0.39	0.65
0.050	202,636	0.076	0.123	0.34	0.55

Armstrong

Armstrong is located approximately 3 km southwest of the C Zone and is believed to anchor the southern end of the same 4.5 km long mineralized corridor that hosts the C Zone and Area 1. This newly discovered zone is also open to depth and along strike.

INFERRED RESOURCE - ARMSTRONG

U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	1,200,000	0.036	0.051	0.95	1.35
0.015	1,000,000	0.041	0.057	0.90	1.26
0.020	880,000	0.044	0.061	0.85	1.18
0.030	650,000	0.050	0.066	0.72	0.95
0.040	410,000	0.059	0.073	0.53	0.66
0.050	250,000	0.068	0.080	0.37	0.44

Resource Estimate Details

The current mineral resource estimate for the CMB Project is based on results from 233 diamond drill holes at the C Zone, 31 at Area 1 and 32 holes at Armstrong. Independent engineer, Gary H. Giroux, P. Eng, a Qualified Person as defined by National Instrument (NI) 43-101, is responsible for this mineral resource estimate and has reviewed and approved the technical data contained in this news release. The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101. This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Preliminary bottle roll metallurgical testing indicates that uranium recovery is excellent with 98.5% recovered after only 5.5 hours. Although vanadium was not targeted, recovery was 35.6% after only 5.5 hours. Management is confident that the recovery of vanadium will improve with a more comprehensive metallurgical program specifically targeting the vanadium. The principle use of vanadium is to increase the strength and wear resistance of steel. Vanadium demand is forecast to continue to grow in line with steel demand.

Three-dimensional block models utilizing ordinary kriging to interpolate grades into each 10m x 10m x 4m high block were used for the resource estimate. For the purpose of the current resource estimate, the C Zone deposit has been modeled as four separate zones. Three structurally controlled zones known as the UC Main, UC Mylonite (“MYL”) and UC Southwest (“SW”) zones occur in the Upper C (“UC”) rock package above the C Zone thrust fault. The fourth zone, termed the Lower C (“LC”) zone, occurs below the C Zone thrust fault and is modeled as a sheet-like body in close proximity to an unconformity. Two new deposits have also been defined to the southwest of the C Zone. The Trout Pond (“TP”) deposit is modeled as a single mineralized solid and the Armstrong deposit consists of two mineralized solids both defining structurally controlled mineralization. The geologic models are based on wireframes or solid models of mineralized envelopes utilizing an external cut-off of about 0.01% U3O8.

The UC mineralized envelopes range in thickness from 1.5m to 80 m and dip from 38 to 70 degrees to the southeast. Based on current drilling, the combined strike and dip lengths of the UC mineralized zones are 1300 m and 420 m respectively. The Lower C Zone is more discrete and has been modeled as a sheet-like mineralized envelope dipping southeast at -25 degrees to -40 degrees. Thickness averages 3.1 m and varies from less than 1.5 m to over 13.3 m. The strike length based on current drilling is about 1,200 m while the lens extends about 700 m down dip. The Trout Pond zone in Area 1 varies in thickness from 1.5 to 18 m and is currently defined over a strike length of 250 m and dip extent of 130 m. The Armstrong zones vary in thickness from 1.5 to 9.5 m and are currently defined over a strike length of 300 m and a dip extent of 290 m. Those mineral resources classified as indicated are located within the core of the drilling in the Upper C Zone while the inferred mineral resources are located along the periphery of the Upper C zone as well as the Lower C Zone, Trout Pond and Armstrong, where drilling is too widely spaced to classify the resources as indicated.

For the purposes of the estimates, specific gravities were calculated for each mineralized zone with values ranging from a minimum of 2.77 in the LC zone to a maximum of 2.84 in the UC MYL zone. Assay values were capped at 1.11% U3O8 for the UC MN Zone, 0.67% U3O8 for the UC MYL zone, 0.59% U3O8 for the UC SW Zone, 0.28% U3O8 for the LC Zone, 0.51% U3O8 for the Trout Pond zone, and 0.81% U3O8 for the Armstrong zone. Vanadium assays were also capped at 0.67 % V2O5 for the UC MN Zone, 0.40% V2O5 for the UC MYL zone, 0.54% V2O5 for the UC SW Zone, 0.19% V2O5 for the LC Zone, 0.35% V2O5 for the Trout Pond zone, and 0.19% V2O5 for the Armstrong zone. Within each of the 6 mineralized domains uniform down hole 2m composites were produced that honoured the solid boundaries. Intervals less than 1m at solid boundaries were combined with adjoining samples to produce a uniform support of 2 ±1m.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results used for the resource estimate were accurate from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

August 14, 2008.